Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

We have one class of shares, and each holder of our shares is entitled to one vote per share. As the Alibaba Partnership’s director nomination rights are categorized as a weighted voting rights structure (the “WVR structure”) under the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange, we are deemed as a company with a WVR structure. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a WVR structure. Our American depositary shares, each representing eight of our shares, are listed on the New York Stock Exchange in the United States under the symbol BABA.

This announcement is for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities nor is it calculated to invite any such offer or invitation. In particular, this announcement does not constitute and is not an offer to sell or an invitation or a solicitation of any offer to buy or subscribe for any securities in Hong Kong, the United States of America or elsewhere.

Alibaba Group Holding Limited has not intended and does not intend to register any securities referred to in this announcement under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and such securities may not be offered or sold in the United States of America absent registration under the U.S. Securities Act or an applicable exemption from the registration requirements under the U.S. Securities Act or any applicable state securities laws of the United States of America. Any public offering of securities in the United States of America will be made by means of a prospectus or offering memorandum that may be obtained from the issuer or selling security holder and that would contain detailed information regarding the issuer and its management, as well as financial statements. Alibaba Group Holding Limited does not intend to register any part of the offering referred to in this announcement in the United States of America or to conduct a public offering of any securities referred to in this announcement in the United States of America.

Alibaba Group Holding Limited

阿 里 巴 巴 集 團 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 9988 (HKD Counter) and 89988 (RMB Counter))

APPROVAL OF THE PROPOSED SPIN-OFF BY THE HONG KONG STOCK EXCHANGE

This announcement is made pursuant to PN15 of the Hong Kong Listing Rules.

The Board is pleased to announce that on March 13, 2026, the Hong Kong Stock Exchange has confirmed that the Company may proceed with the proposed spin-off of the Infrastructure REIT on the SZSE. The Hong Kong Stock Exchange has also granted a waiver to the Company from strict compliance with the requirement to provide assured entitlement to the Shareholders under paragraph 3(f) of PN15 of the Hong Kong Listing Rules.

INTRODUCTION

The Company intends to spin off certain of its infrastructure assets by seeking a real estate investment trust listing on the SZSE. The underlying asset subject to the Proposed Spin-off is the Jiaxing Park, which is held by Jiaxing Chuanyun and Jiaxing Chuanxiang, each an indirect wholly-owned subsidiary of the Company.

The Proposed Spin-off is expected to be effected by way of setting up the Infrastructure REIT as a publicly offered infrastructure securities investment fund with CICC Fund as the public fund manager. For the purpose of the Proposed Spin-off and as required by applicable PRC laws and regulations, an ABS will be set up by CICC as the ABS manager, which is an independent third party of the Company, to securitize the Project Companies and the Jiaxing Park as underlying assets. The Infrastructure REIT will acquire the entire interests of the ABS by subscribing for the securities to be issued by the ABS. The ABS will then acquire 100% equity interests of two special purpose vehicles, and the Project Companies, which hold the Jiaxing Park, will be transferred to such special purpose vehicles, upon which the Project Companies will cease to be subsidiaries of the Company and will no longer be consolidated by the Group. Investors will subscribe for units of the Infrastructure REIT, which will be listed on the SZSE.

The proposal in relation to the Proposed Spin-off was submitted by the Company to the Hong Kong Stock Exchange for its consideration and approval pursuant to PN15 of the Hong Kong Listing Rules. The Board is pleased to announce that on March 13, 2026, the Hong Kong Stock Exchange has confirmed that the Company may proceed with the Proposed Spin-off.

The Company has applied for, and the Hong Kong Stock Exchange has granted to the Company, a waiver from strict compliance with paragraph 3(f) of PN15.

Under paragraph 3(f) of PN15, the Company is expected to give due regard to the interests of the existing Shareholders by providing the Shareholders with an assured entitlement to units in the Infrastructure REIT, either by way of a distribution in specie of existing units in the Infrastructure REIT or by way of preferred application in any offering of existing or new units in the Infrastructure REIT, if the Proposed Spin-off materializes. Having taken into account the legal restrictions in providing the Shareholders with an assured entitlement to the units of the Infrastructure REIT under the PRC laws and regulations as advised by the PRC Counsel and set out below, the Company considers that it is not feasible for the Company to comply with paragraph 3(f) of PN15 in connection with the Proposed Spin-off:

(a)	According to relevant laws and regulations of the PRC, units of public funds listed on the SZSE can be traded through a RMB common stock account or a closed-end fund account or an open-end fund account, which can only be opened by Qualified Investors. As the Company is unable to ascertain the identities of the Shareholders, whose shares or American depositary shares of the Company are held by them through HKSCC Nominees Limited or The Depository Trust Company, respectively, and further assess whether such Shareholders are Qualified Investors, accordingly, not all, if any, of the Shareholders will be qualified to hold the units of the Infrastructure REIT following the Proposed Spin-off, and thus compliance with paragraph 3(f) of PN15 in relation to the Proposed Spin-off will not be feasible.

(b)	According to the requirements of relevant laws and regulations such as the Provisional Guidance, the Infrastructure REIT can only raise funds from investors (including by way of, among others, strategic placement, placement under the placing tranche and public offering etc.) after registration with the relevant securities regulatory and administration authority. The PRC Counsel also advised that: (i) in respect of a strategic placement, although the Provisional Guidance provides that professional institutional investors can participate in a strategic placement, the proportion for such strategic placement shall be reasonably determined by the fund manager; (ii) in respect of a placement under the placing tranche, only investors under the placing tranche who have provided valid quotations at the book-building stage may participate in such placement, and the requirements in respect of such investors under the placing tranche, the conditions in respect of valid quotations, and the rules and method of placement are determined by the manager and the financial adviser of the Infrastructure REIT in accordance with relevant laws and regulations; and (iii) in respect of the public offering, the Infrastructure REIT is prohibited from providing a preferential offer of the units on the basis that all investors shall be treated equally. Therefore, pursuant to the existing PRC laws and regulations, it is impractical to preferentially allocate the units to the Shareholders.

(c)	In addition, pursuant to relevant requirements of the Provisional Guidance, apart from holding not less than 20% of the Infrastructure REIT units, the original owner(s) of the infrastructure assets or the related parties under common control therewith must hold 20% of the Infrastructure REIT units for at least 60 months from the listing date of the Infrastructure REIT, whilst any units held by such original owner(s) or the related parties under common control therewith in excess of 20% must be held for at least 36 months from the listing date of the Infrastructure REIT. As advised by the PRC Counsel, since it is proposed that the Company (through the original owners of the Jiaxing Park or the related parties under common control therewith) will hold more than 20% of the units upon completion of the Proposed Spin-off, the Company (through the original owners of the Projects or the related parties under common control therewith) will be required to hold up to 20% of the units for at least 60 months and the units in excess of 20% for at least 36 months from the date of the Proposed Spin-off pursuant to the Provisional Guidance. Therefore, pursuant to the existing PRC laws and regulations, it is impractical to transfer or distribute the units to the Shareholders at the time of the public offering of the Infrastructure REIT.

After due and careful consideration of the interests of the Shareholders in relation to the Proposed Spin-off, the Board considers that the Proposed Spin-off and the waiver are fair and reasonable and in the interest of the Company and the Shareholders as a whole.

Shareholders and potential investors should note that the proposed listing of the Infrastructure REIT on the SZSE remains subject to approval by the SZSE and the CSRC and therefore, may or may not materialize. Shareholders and potential investors are reminded to exercise caution when dealing in the Company’s securities.

DEFINITION

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

Term	Definition

“ABS”	asset-backed special purpose plan (資產支持專項計劃)

“Board”	the board of directors of the Company

“CICC”	China International Capital Corporation Limited (中國國際金融股份有 限公司)

“CICC Fund”	CICC Fund Management Co., Ltd.* (中金基金管理有限公司)

“Company”	Alibaba Group Holding Limited, an exempted company incorporated in the Cayman Islands with limited liability on June 28, 1999, the American depositary shares (each representing eight (8) ordinary shares) of which are listed on the NYSE under the symbol “BABA”, and the shares of which are listed on the Main Board of the Hong Kong Stock Exchange (stock codes: 9988 (HKD counter) and 89988 (RMB counter))

“CSRC”	the China Securities Regulatory Commission

“Group”	the Company, its consolidated subsidiaries and its consolidated affiliated entities, from time to time

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

Jiaxing Chuanxiang	Jiaxing Chuanxiang Logistics Network Technology Co., Ltd.* (嘉興傳祥物聯網技術有限公司)

Jiaxing Chuanyun	Jiaxing Chuanyun Logistics Network Technology Co., Ltd.* (嘉興傳雲物聯網技術有限公司)

“Jiaxing Park”	a logistics and warehousing infrastructure park named 中國智能骨幹網嘉興園區 located in Nanhu District, Jiaxing City, Zhejiang Province

“Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange, as amended or supplemented from time to time

“Infrastructure REIT”	CICC Cainiao Logistics Warehouse Infrastructure Real Estate Investment Trusts* (中金菜鳥倉儲物流封閉式基礎設施證券投資基金)

“NYSE”	the New York Stock Exchange

“PN15”	Practice Note 15 of the Listing Rules

“Project Companies”	Jiaxing Chuanyun and Jiaxing Chuanxiang

“Proposed Spin-off”	the proposed spin-off of the Jiaxing Park by way of a real estate investment trusts through listing on the SZSE

“PRC”	the People’s Republic of China

“PRC Counsel”	PRC legal counsel regarding the Proposed Spin-off

“Provisional Guidance”	Provisional Guidance for the Public Offering of Infrastructure Real Estate Investment Trust* (公開募集基礎設施證券投資基金指引(試行)) published by the CSRC

“Qualified Investors”	(i) PRC citizens; (ii) foreigners with PRC permanent resident status; (iii) general domestic institutional investors; (iv) residents of Hong Kong, Taiwan and Macao working and residing in the PRC; (v) other special institutions such as securities companies and their asset management subsidiaries, fund management companies and their subsidiaries, insurance companies, trust companies, securities investment funds, social security funds, etc.; (vi) qualified foreign institutional investors approved by the CSRC; and (vii) RMB qualified foreign institutional investors approved by the CSRC

“Shareholders”	the holder(s) of the ordinary shares, and where the context requires, the American depositary shares of the Company

“subsidiary(ies)”	has the meaning ascribed to it under the Listing Rules

“SZSE”	the Shenzhen Stock Exchange

“U.S. Securities Act”	United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder

By Order of the Board
Alibaba Group Holding Limited
Kevin Jinwei ZHANG
Secretary

Hong Kong, April 27, 2026

As at the date of this announcement, our board of directors comprises Mr. Joseph C. TSAI as the chairman, Mr. Eddie Yongming WU, Mr. J. Michael EVANS and Ms. Maggie Wei WU as directors, and Mr. Jerry YANG, Ms. Wan Ling MARTELLO, Mr. Weijian SHAN, Ms. Irene Yun-Lien LEE, Mr. Albert Kong Ping NG and Mr. Kabir MISRA as independent directors.

* For identification purpose only